Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

June 13, 2012

FILED VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                                             TESARO, Inc.

Registration Statement on Form S-1/A

Filed May 25, 2012

File No. 333-180309

Dear Mr. Riedler:

On behalf of TESARO, Inc. (the “Company”), this letter is in response to the Staff’s oral comments relating to the Company’s Registration Statement on Form S-1, as amended (File No. 333-180309) (the “Registration Statement”) and the Company’s correspondence dated June 11, 2012.  Those comments were provided by Mary Mast, Sasha Parikh, Jennifer Riegel and Nandini Acharya on a conference call on June 12, 2012.

On behalf of the Company, we respectfully submit the following responses with respect to the comments. For ease of reference, we have referenced the substance of each of the Staff’s comments below in italic type immediately before the corresponding response submitted on behalf of the Company.

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Risk Factors, page 62

1.               The Staff commented that the risk factor section did not have disclosure consistent with the disclosure in the Stock-Based Compensation section of Management’s Discussion and Analysis on the difference between the proposed initial offering price and the price at which recent securities were issued.

The Company proposes to revise the following risk factor that appeared on page 38 of the Registration Statement in the following manner:

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $      per share, based on an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Further, investors purchasing common stock in this offering will contribute approximately      % of the total amount invested by stockholders since our inception, but will own only approximately      % of the shares of common stock outstanding immediately following giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares. These prior issuances include the March 2012 issuance of 26.9 million shares of our Series B preferred stock for aggregate proceeds of approximately $58.5 million, which shares will convert into 26.9 million shares of our common stock immediately prior to the closing of this offering and represents a purchase price on an as-converted to common stock basis of $2.175 per share.  In addition, as of March 31, 2012, options to purchase 6,250,000 shares of our common stock at a weighted-average exercise price of $1.12 per share were outstanding, of which options to purchase 160,000 shares were issued in the first quarter of 2012 at an exercise price of $1.42 per share and options to purchase 2,962,500 shares were issued in March 2012 at an exercise price of $1.89 per share.  The number of outstanding options at March 31, 2012, does not include options to purchase 207,500 shares of our common stock issued in April and May 2012 at an exercise price of $1.89 per share. The exercise of any of our outstanding options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we may need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors. For a further description of the dilution that you will experience immediately following this offering, see “Dilution.”

Management’s Discussion and Analysis

Stock-Based Compensation, page 62

2.               The Staff requested that certain of the proposed disclosures be revised for clarity and to ensure that statements were properly substantiated.

The Company proposes to replace the paragraph beginning “In consultation with the underwriters…” that was in the Company’s June 11, 2012 letter, with the following:

In consultation with our underwriters, we determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $          per share. In comparison, our estimate of the fair value of our common stock was $2.45 per share as of May 31, 2012. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

•                  an analysis of the typical valuation ranges seen in initial public offerings for companies in our industry for the last two years;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as us; and

•                  an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

The midpoint of the estimated price range for this offering reflects a significant increase over the estimated valuation as of May 31, 2012 of $2.45 per share. Investors should be aware of this difference and recognize that the price range for this offering is in excess of our prior valuations. Further, investors are cautioned not to place undue reliance on the valuation methodologies discussed above as an indicator of future stock prices. We believe the difference may be due to the following factors:

•                  The contemporaneous valuation prepared as of May 31, 2012 contains multiple liquidity scenarios, including an initial public offering with an anticipated completion date of June 30, 2012, one scenario that assumed that we completed an IPO on June 30, 2013 and two scenarios that assumed the sale of our company. However, the consideration of different scenarios accounts for some but not all of the difference between the estimated price range for this offering and the valuation as of May 31, 2012.

•                  Our senior management team has relevant experience operating a publicly-traded company with a product in a similar supportive care market as rolapitant.  In particular,

while at MGI PHARMA, which was acquired by Eisai Co. Ltd in 2008, our senior management team collaborated in the clinical development and commercialization of several cancer therapeutics and oncology supportive care products, including Aloxi Injection for CINV, which we believe may contribute to investors’ confidence in our management team’s ability to lead TESARO.  This experience could justify, in part, a higher valuation than the May 31, 2012 valuation that was based on more objective factors and by its nature would not have factored in this prior experience.

•                  In the public markets we believe there are investors who may apply more qualitative valuation criteria to certain of our clinical assets than the valuation methods applied in our valuations.  We have been advised by the underwriters that different investors may place higher values on specific assets of ours than others.  For example, the underwriters have informed us that certain investors are interested in investing in a PARP inhibitor like our recently in-licensed compound, niraparib, for which there are few opportunities to do so other than through an investment in our company.

•                  The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in our prior valuations, are not objectively determinable and that valuation models are not able to quantify.

Investors should be cautioned that the mid-point of the price range set forth on the cover page of this prospectus does not necessarily represent the fair value of our common stock, but rather reflects an estimate of the offer price determined in consultation with the underwriters.

Underwriting, page 158

3.               The Staff commented that certain of the disclosure required by Item 505 of Regulation S-K on the determination of the offering price was not consistent with the proposed disclosure in the Stock-Based Compensation section of Management’s Discussion and Analysis.

The Company supplementally advises the Staff that the valuations used by the Company in connection with stock-based compensation expense were not considered by the Company in determining the offering price. The Company proposes to replace the two paragraphs beginning with the paragraph at the bottom of page 158 that starts “Prior to this offering…” with the following:

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors that were considered in determining the initial public offering price were:

•                  an analysis of the typical valuation ranges seen in initial public offerings for companies in our industry during the last several years;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies;

•                  the public trading market for pre-commercial biotechnology companies; and

•                  demand for our common stock to support an offering of the size contemplated by this prospectus.

We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.  Furthermore, investors should be aware of the significant difference between the initial public offering price and the prior valuations that we have used for measuring stock based compensation expense.  For a discussion of the factors that may contribute to the difference between the initial offering price and the valuation as of May 31, 2012, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation—Initial Public Offering Price.”

*              *              *

In the Staff’s consideration of the foregoing disclosure, the Company notes that in the next amendment to the Registration Statement, that the Company will be adding disclosure substantially similar to the following:

Certain of our existing stockholders, including certain affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $        million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

The Company expects to add this disclosure to the front cover of the prospectus, as well as similar disclosure at the end of The Offering discussion in the Summary section, in Certain Relationships and Related Party Transactions, in Principal Stockholders and in Dilution.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or Asher M. Rubin at (410) 659-2777.  We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Leon O. Moulder, TESARO, Inc.
Mary Lynne Hedley, Ph.D., TESARO, Inc.
Richard J. Rodgers, TESARO, Inc.
Nandini Acharya, SEC Staff
Jennifer Riegel, SEC Staff
Sasha Parikh, SEC Staff
Mary Mast, SEC Staff
Asher M. Rubin, Esq., Hogan Lovells US LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Jim Morrone, Esq., Latham & Watkins LLP